Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: June 2018

1.	We inform the capital market agents that, during June 2018, Itaú Unibanco acquired(a) 13,100,000 preferred shares for treasury stock by the average acquisition price(b) of R$ 38.89, totalizing approximately R$ 509.5 million.

2.	Also in June, Itaú Unibanco reallocated in the market the amount of 4,705 preferred shares under the stock option plan approved by General Stockholders' Meeting.

3.	Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, July 10, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

(a)	The limit for purchases under the program currently in force is up to 28,616,649 own common shares and 50 million own preferred shares for the period from 12/20/2017 to 06/19/2019. Itaú Unibanco did not purchase own common shares in June 2018.

(b)	The repurchase amounts do not include settlement, brokerage and trading fees. The minimum and maximum acquisition prices practiced in the month were, respectively, R$ 37.39 and R$ 40.00 for preferred shares.